Exhibit 11


Statement Re Computation of Per Share Earnings
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Earnings  per  share of $.82 for the first  quarter  of 1998  were  computed  by dividing net income of $27,311,847 by the weighted average number of shares of common stock outstanding during the quarter of 33,506,598.












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